As filed with the Securities and Exchange Commission on December 22, 2020. Registration No. 333-248643

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

EARTHASIA INTERNATIONAL HOLDINGS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Richard Morris, Esq. Wilson Williams LLC 43 West 43rd Street, Suite 130 New York, New York 10036 (212) 859-5087

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registration statement on Form F-6 (File No. 333-248643) of Earthasia International Holdings Limited is being filed solely for the purpose of updating the registration statement to reflect Wilson Williams LLC as Earthasia International Holdings Limited’s authorized representative in the United States. This Post-Effective Amendment No. 1 does not modify any other provision of the Registration Statement.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of September 18, 2020 among Earthasia International Holdings Limited, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Previously filed
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. –Previously filed.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 22, 2020.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Earthasia International Holdings Limited.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Thomas D. Flynn
	Name:	Thomas D. Flynn
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Earthasia International Holdings Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, Hong Kong, on December 22, 2020.

EARTHASIA INTERNATIONAL
HOLDINGS LIMITED

By:	/s/ Andross Yick Yan Chan
Name:	Andross Yick Yan Chan
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 22, 2020.

/s/ Patrick Hing Tat Lau		Chairman of the Board and Officer
Patrick Hing Tat Lau

/s/ Andross Yick Yan Chan		Chief Executive Officer and Director
Andross Yick Yan Chan		(principal executive officer)

/s/ Ka Hei Kwok		Chief Financial Officer and Secretary
Ka Hei Kwok		(principal financial and accounting officer)

/s/ Ming Tian		Director
Ming Tian

/s/ Liu Yang		Director
Liu Yang

/s/ Bin Qiu		Director
Bin Qiu

/s/ Lida Ma		Director
Lida Ma

/s/ Fong Sin Ip Tam		Director
Fong Sin Ip Tam

/s/ Yucai Wang		Director
Yucai Wang

/s/ Kwong Sang Liu		Director
Kwong Sang Liu

/s/ Zhaodong Tang		Director
Zhaodong Tang

/s/ Anthony Kaikwong Chan		Director
Anthony Kaikwong Chan

Wilson Williams LLC		Authorized Representative in the United States

By:	/s/ Richard M. Morris
Name	Richard M. Morris
Title:	Partner

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466